Report of Independent Registered Public
Accounting Firm

The Board of Trustees of
BNY Mellon Investment Funds III:

We have examined management of BNY Mellon Equity
Income Fund (the "May 31st Fund"), BNY Mellon Global
Equity Income Fund and BNY Mellon International Bond
Fund (collectively, the "October 31st Funds"), and BNY
Mellon High Yield Fund (the "December 31st Fund")
(collectively with the May 31st Fund and October 31st Funds, the "Funds"), each a series of BNY Mellon Investment Funds
III, complied with the requirements of subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of
1940 (the Act) (the specified requirements) as of April 30, 2023. BNY Mellon Investment Funds III's management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with
attestation standards established by the AICPA. Those
standards require that we plan and perform the examination
to obtain reasonable assurance about whether
management's assertion about compliance with the
specified requirements is fairly stated, in all material
respects. An examination involves performing procedures
to obtain evidence about whether management's assertion
is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our
judgment, including an assessment of the risks of material
misstatement of management's assertion, whether due to
fraud or error. We believe that the evidence we obtained is
sufficient and appropriate to provide a reasonable basis for our opinion.
We are required to be independent and to meet our other
ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.
Included among our procedures were the following tests
performed as of April 30, 2023, and with respect to
agreement of security purchases and sales, for the period
from October 31, 2022 (the date of the October 31st Funds'
last examination), for the period from December 31, 2022
(the date of the December 31st Fund's last examination),
and for the period from August 31, 2022 (the date of the
May 31st Fund's last examination), through April 30, 2023:
1.	Count and inspection of all securities located in the vault of
The Bank of New York Mellon Corporation in 570
Washington Blvd, Jersey City, NJ 07310.
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers, pledgees, or transfer agents, if any;
3.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Funds' securities per the books and
records of the Funds to those of the Custodian;
5.	Agreement of pending purchase and sale activity for the
Funds as of April 30, 2023, if any, to documentation of corresponding subsequent bank statements;

6.	Agreement of five security purchases and five security
sales, since the date of the last examination, from the books and records of each Fund to corresponding bank statements;

7.	Confirmation of all repurchase agreements with
broker(s)/bank(s) and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;

8.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control
Report ("SOC 1 Report") for the period April 1, 2022 -
March 31, 2023 and noted no relevant findings were reported in the areas of Asset Custody and Trade
Settlement.

Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2023, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Trustees of BNY Mellon
Investment Funds III and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

      /s/ KPMG LLP
New York, New York
October 27, 2023


October 27, 2023
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of BNY Mellon Equity
Income Fund (the "May 31st Fund"), BNY Mellon Global
Equity Income Fund and BNY Mellon International Bond
Fund (collectively, the "October 31st Funds"), and BNY Mellon High Yield Fund (the "December 31st Fund"), (collectively with the May 31st Fund and October 31st Funds, the "Funds"), each a series of BNY Mellon Investment Funds III, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment
Companies" of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2023, and from August 31, 2022 (the date of the May 31st Fund's last examination) and from October 31, 2022 (the date of the October 31st Funds' last examination) and from December 31, 2022 (the date of the December 31st Fund's last examination) through April 30, 2023.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2023, and from August 31, 2022 (the date of the
May 31st Fund's last examination) and from October 31,
2022 (the date of the October 31st Funds' last examination) and from December 31, 2022 (the date of the December
31st Fund's last examination) through April 30, 2023, with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Investment Funds III


Jim Windels
Treasurer

1